February 8, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Re: 	Masonite International Corporation
Schedule 13E-3/A filed February 4, 2005
File No. 005-43863

Dear Mr. Ulster:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3/A FILED FEBRUARY 4, 2005

1. We note that you have added KKR Millennium as a filing person in response to comment 3. Please revise the Schedule 13E-3 and the disclosure document to provide the information required by Items 3,
5, 6, 10 and 11 with respect to the individuals identified by Instruction 2 to Schedule 13E-3, or confirm that you have done so. For example, it is unclear if you have provided the information required by Item 1003(c) of Regulation M-A.

MANAGEMENT PROXY CIRCULAR FILED FEBRUARY 4, 2005

Background to and Fairness of the Arrangement, page 16

2. We reissue comment 17 in part. Revise to clarify what consideration the filing persons gave to the fact that the financial advisor has received compensation from the acquiror in reaching their fairness determinations.

3. 	We acknowledge your response to comment 31.  Please revise to disclose the last sentence of your response. Also provide us, with a view toward disclosure, the average closing price over the same
52-
week period, and the premium in relation to that price. Tell us what consideration, if any, the special committee gave to this price in reaching its fairness determination. Also tell us whether the special committee was aware of, and gave any consideration to, any additional historical market prices. See Instruction 2(ii) to Item
1014(b) of Regulation M-A and comment 32 of our February 1, 2005 letter.

Position of the Special Committee, page 20

4. We acknowledge your response to comment 32. To the extent that the special committee relied upon the financial advisor`s analyses and did not perform such analyses themselves, they should specifically adopt the financial advisor`s analyses.

Masonite`s Financial Models and Projections, page 27

5. We reissue comment 37. In the second paragraph of this section, you continue to state that shareholders should not rely on the disclosure in the document.

Position of the Stile Affiliates as to Fairness, page 29

6. Please revise to provide additional information regarding the factors discussed in the first bullet point and what consideration the Stile Affiliates gave to those factors. Explain in greater detail the Stile Affiliates` beliefs regarding the company`s going concern value and their bases for those beliefs.

Interests of Directors and Senior Officers in the Arrangement,
page
34

7. We reissue comment 43. Please revise to disclose the affiliates` interests in net book value and net income amounts before and after the transaction, so the effect is clear.


Principal Legal Matters, page 42

8. We acknowledge your response to comment 33. We note that the description you have added on page 43 appears to address procedural fairness factors only. Please clarify whether the fairness determination to be made by the Superior Court of Justice (Ontario) will include an assessment of the substantive fairness of the transaction. If not, please revise your disclosure in this section and, as appropriate, elsewhere in your document to clarify the nature of the fairness determination.

Purchases and Sales of Common Shares, page 62

9. Please advise us as to the reasons for the repurchase of your common shares between July 21, 2004 and July 29, 2004. In this regard, we note that prior to your repurchase of these shares you received an offer to acquire your company at a per share price that was substantially higher than the per share price at which you repurchased these shares. We further note that you had not repurchased any other shares during the last two years.


*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, Abby Adams, Special Counsel in the Office of Mergers and Acquisitions, at (202) 942-1881, or the undersigned at (202) 942-
1950 with any questions.

Sincerely,




Pamela A. Long
Assistant Director



cc:	Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

James C. Morphy
Keith A. Pagnani
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
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Harley Ulster
February 8, 2005
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE